Sime Darby

Sime Darby Berhad

(Company No. 41759-M)

21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.

TEL: 603-26914122 FAX: 603-26987398

RECEIVED 2005 SEP 15 A 10:

LETTER FOR MAINTENANCE OF EXEMPTION

1 September 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 33

05011211

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1.	Completion of the divestment of Simex Chemical Sdn. Bhd.	9.8.2005
2.	Article entitled "Sime Darby's Hand in Proton".	9.8.2005
3.	Completion of the acquisition of Megah Medical Specialists Group Sdn. Bhd.	19.8.2005
4.	Results of Sime Darby Berhad for the fourth quarter ended 30 June 2005.	29.8.2005
5.	Sime Darby Berhad's final gross dividend entitlement date.	29.8.2005
6.	Proposed renewal of authorisation to purchase own shares and proposed shareholders' mandate for recurrent related party transactions	29.8.2005
7.	Change in the interest of Employees Provident Fund Board, a substantial shareholder	2.8.2005 and 29.8.2005
8.	Change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder	29.8.2005

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
SEP 19 2005
THOMSON FINANCIAL

dlw 9/15

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/rh/jm/c:letter re EDMS

Form Version 2.0

General Announcement

Submitted by S DARBY on 09/08/2005 05:08:42 PM
Reference No SD-050709-43986

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Completion of the divestment of Simex Chemical Sdn Bhd

* Contents :-

Further to the announcement dated 28th June 2005, Sime Darby Berhad ("Sime Darby") wishes to announce that the disposal of 35,000 ordinary shares of RM10.00 each, representing the entire equity share capital of Simex Chemical Sdn Bhd ("SCSB"), by SD Holdings Berhad, a wholly-owned subsidiary of Sime Darby to Primary Option Sdn Bhd was completed on 9th August 2005. As a result, SCSB ceased to be a subsidiary of Sime Darby Berhad with effect from that date.

This announcement is dated 9th August 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 09/08/2005 05:08:57 PM
Reference No SD-050809-43700

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ◌ Announcement ● Reply to query
Reply to Bursa Malaysia's Query Letter - Reference ID : CY-050808-62004

* Subject :
ARTICLE ENTITLED "Sime Darby's Hand in Proton"

* Contents :-

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("Sime Darby") dated 8th August 2005 in connection with the above titled news article appearing in page 8 of The Edge on Monday, 8th August 2005, which states the following:-

(i) "...Sime Darby will likely take a substantial stake in Proton. The stakes ... will likely be bought from Khazanah Nasional Berhad."
(ii) "...Sime-Hyundai proposal has been submitted to the government and Khazanah."

Sime Darby wishes to inform BMSB that it has no plans to acquire any substantial interest in Proton and it is not aware of the basis of the statements to that effect in the abovementioned article.

This announcement is dated 9th August 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 19/08/2005 05:12:04 PM

Reference No SD-050815-61015

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Completion of the Acquisition of Megah Medical Specialists Group Sdn Bhd

* <u>Contents :-</u>

Further to the announcement dated 28th April 2005, Sime Darby Berhad ("Sime Darby") wishes to announce that the acquisition of 4,841,460 ordinary shares of RM1.00 each, representing the entire issued share capital of Megah Medical Specialists Group Sdn Bhd ("MMSG") by its wholly-owned subsidiary, Subang Jaya Medical Centre Sdn Bhd from the existing shareholders of MMSG has been completed on 19th August 2005.

This announcement is dated 19th August 2005

<u>Tables Section - This section is to be used to create and Insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Form Version 2.0
Financial Results
Reference No SD-050815-61365

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended	:	30/06/2005
* Quarter	:	○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* Financial Year End	:	30/06/2005
* The figures	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

, profit&loss acc_JuneKLSE2005.doc balance sheet_JuneKLSE2005.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 30/06/2005

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/06/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2004 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/06/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2004 [dd/mm/yyyy] RM'000
1	Revenue	5,094,716	4,002,403	18,645,727	14,903,515
2	Profit/(loss) before tax	407,827	360,060	1,364,799	1,343,599
3		250,087	271,820	801,205	918,701

	Profit/(loss) after tax and minority interest				
4	Net profit/(loss) for the period	250,067	271,820	801,205	918,701
5	Basic earnings/(loss) per share (sen)	10.50	11.50	33.70	39.40
6	Dividend per share (sen)	21.00	21.00	26.00	26.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)		3.3200		3.5500

Remarks :

The adoption of FRS Nos. 120 and 201 has no material impact on the earnings and net tangible assets of the Group.
The interim dividend of 5.0 sen gross per share less Malaysian tax at 28% for the financial year ended 30th June 2005, which was declared on 28th February 2005, was paid on 20th May 2005.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2005	30/06/2004	30/06/2005	30/06/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	392,329	426,550	1,406,086	1,389,327
2	Gross interest income	19,131	18,965	68,649	69,687
3	Gross interest expense	25,013	21,516	95,237	87,828

Remarks :

Note: The above information is for the Exchange internal use only.

QUARTERLY REPORT

On consolidated results for the fourth quarter ended 30th June 2005

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the fourth quarter ended 30th June 2005

	Note	Quarter ended 30th June Unaudited 2005 RM Million	Quarter ended 30th June Unaudited 2004 RM Million	% +/-	Year ended 30th June Unaudited 2005 RM Million	Year ended 30th June Audited 2004 RM Million	% +/-
Revenue	A8	5,094.7	4,002.4	+ 27	18,645.7	14,903.5	+ 25
Operating expenses		(4,970.4)	(3,789.4)	+ 31	(17,648.8)	(13,813.3)	+ 28
Other operating income		268.1	213.6		409.2	299.1	
Operating profit		392.4	426.6	- 8	1,406.1	1,389.3	+ 1
Share of results of jointly controlled entities		(18.8)	(76.4)		(74.4)	(75.6)	
Share of results of associated companies		32.9	0.6		40.0	24.6	
Profit before interest		406.5	350.8	+ 16	1,371.7	1,338.3	+ 2
Investment and interest income		26.4	30.8		88.3	93.1	
Finance costs		(25.0)	(21.5)		(95.2)	(87.8)	
Profit before taxation	A8	407.9	360.1	+ 13	1,364.8	1,343.6	+ 2
Taxation	B5	(105.8)	(68.7)		(423.9)	(319.8)	
Share of taxation of associated companies	B5	(1.2)	(2.1)		(7.5)	(8.4)	
Profit after taxation		300.9	289.3	+ 4	933.4	1,015.4	- 8
Minority interests		(50.8)	(17.5)		(132.2)	(96.7)	
Net profit for the period		250.1	271.8	- 8	801.2	918.7	- 13
		Sen	Sen		Sen	Sen	
Earnings per share							
- Basic	B14	10.5	11.5		33.7	39.4	
- Diluted	B14	10.4	11.5		33.6	39.3	

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2004.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Balance Sheet

	Note	Unaudited 30th June 2005 RM Million	Audited 30th June 2004 RM Million
SHARE CAPITAL		1,198.1	1,177.9
RESERVES		6,810.0	7,246.8
SHAREHOLDERS' FUNDS		8,008.1	8,424.7
MINORITY INTERESTS		1,179.1	1,209.9
		9,184.2	9,634.6
NON-CURRENT LIABILITIES			
Loans and financing	B10	1,854.0	1,733.2
Deferred taxation liabilities		233.0	243.7
		2,087.0	1,976.9
		11,271.2	11,611.5
CURRENT ASSETS			
Inventories		3,306.1	2,374.7
Property development costs		765.4	728.1
Trade and other receivables		2,961.6	2,654.9
Short term investments		26.6	-
Cash held under Housing Development Accounts		409.7	288.8
Bank balances, deposits and cash		2,181.5	2,574.1
		9,651.1	8,618.6
CURRENT LIABILITIES			
Trade and other payables		3,752.7	2,962.3
Provisions		130.6	153.9
Short term borrowings	B10	837.0	637.6
Current taxation		243.5	172.6
		4,963.8	3,926.4
NET CURRENT ASSETS		4,687.3	4,692.2
NON-CURRENT ASSETS			
Trade and other receivables		465.7	417.4
Deferred taxation assets		368.0	331.0
Investments		155.8	886.3
Associated companies		815.7	615.3
Jointly controlled entities		(0.3)	4.5
Land held for property development		309.6	251.5
Property, plant and equipment	A9	4,396.8	4,343.4
Intangible assets		72.6	69.9
		6,583.9	6,919.3
		11,271.2	11,611.5
		Sen	Sen
NET TANGIBLE ASSETS PER SHARE		332	355

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the annual financial statements for the year ended 30th June 2004.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Statement of Changes in Equity for the year ended 30th June 2005

	← Non-distributable				→	Distributable	
	Share capital RM Million	Share premium RM Million	Revaluation reserves RM Million	Capital reserves RM Million	Exchange reserves RM Million	Retained profits RM Million	Total RM Million
Unaudited							
At 1st July 2004	1,177.9	2,515.4	76.0	209.2	620.6	3,825.6	8,424.7
Currency translation differences	–	–	–	–	128.6	–	128.6
Effect of dilution of interest in an associated company	–	–	–	2.6	–	(1.4)	1.2
Goodwill written off	–	–	–	–	–	(1,046.3)	(1,046.3)
Net gains/(losses) not recognised in income statement	–	–	–	2.6	128.6	(1,047.7)	(916.5)
Transfer to retained profits in respect of sale of properties	–	–	(3.8)	–	–	3.8	–
Net profit for the year	–	–	–	–	–	801.2	801.2
Final dividend for the year ended 30th June 2004	–	–	–	–	–	(391.0)	(391.0)
Interim dividend for the year ended 30th June 2005	–	–	–	–	–	(86.0)	(86.0)
Issue of shares	17.2	155.5	–	–	–	–	172.7
At 30th June 2005	1,195.1	2,670.9	72.2	211.8	749.2	3,105.9	8,005.1
Audited							
At 1st July 2003	1,163.1	2,384.2	78.2	209.2	578.2	3,556.3	7,969.2
Currency translation differences	–	–	–	–	42.4	–	42.4
Goodwill written off	–	–	–	–	–	(206.0)	(206.0)
Net gains/(losses) not recognised in income statement	–	–	–	–	42.4	(206.0)	(163.6)
Transfer to retained profits in respect of sale of properties	–	–	(2.2)	–	–	2.2	–
Net profit for the year	–	–	–	–	–	918.7	918.7
Final dividend for the year ended 30th June 2003	–	–	–	–	–	(361.1)	(361.1)
Interim dividend for the year ended 30th June 2004	–	–	–	–	–	(84.5)	(84.5)
Issue of shares	14.8	131.2	–	–	–	–	146.0
At 30th June 2004	1,177.9	2,515.4	76.0	209.2	620.6	3,825.6	8,424.7

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the annual financial statements for the year ended 30th June 2004.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the year ended 30th June 2005

	Unaudited Year ended 30th June 2005		Audited Year ended 30th June 2004	
	RM Million	RM Million	RM Million	RM Million
Profit after taxation		933.4		1,015.4
Adjustments for :				
Unusual items (Note A4)		122.0		(127.3)
Gain on disposal of property, plant and equipment		(13.1)		(88.9)
Share of results of jointly controlled entities and associated companies		34.4		51.0
Unrealised exchange loss/(gain)		3.3		(4.7)
Investment income		(19.7)		(32.5)
Interest income		(68.6)		(60.6)
Finance costs		95.2		87.8
Depreciation		360.6		333.9
Taxation		431.4		328.2
Others		86.8		9.6
		1,965.7		1,511.9
(Increase)/decrease in working capital				
Inventories		(797.0)		79.0
Property development costs		(13.4)		(108.9)
Trade and other receivables		(346.9)		(649.8)
Cash held under Housing Development Accounts		(120.9)		(151.4)
Trade and other payables and provisions		431.2		265.0
Cash generated from operations		1,118.7		945.8
Taxation paid		(439.9)		(347.5)
Dividends from associated companies		44.2		23.4
Net cash inflow from operating activities		723.0		621.7
Investing activities				
Investment income received	23.1		38.4	
Interest received	70.8		63.4	
Purchase of investments	(4.0)		(487.8)	
Purchase of associated and subsidiary companies	(1,472.5)		(454.5)	
Capital distribution to minority interests in a subsidiary company	-		(38.8)	
Capital repayment by an associated company	5.4		-	
Purchase of property, plant and equipment	(543.3)		(549.7)	
Purchase of intangible assets	-		(34.9)	
Purchase of land held for property development	(66.6)		(49.0)	
Proceeds from sale of investments	791.1		332.1	
Proceeds from sale of associated and subsidiary companies	127.0		466.1	
Proceeds from sale of property, plant and equipment	240.7		338.1	
Proceeds from shares issued to minority interests	-		4.7	
Proceeds from sale of land held for property development	-		47.7	
Net cash outflow from investing activities		(817.3)		(322.2)

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the year ended 30th June 2005 (cont'd)

	Unaudited Year ended 30th June 2005		Audited Year ended 30th June 2004	
	RM Million	RM Million	RM Million	RM Million
Financing activities				
Proceeds from shares issued under Sime Darby Berhad Employees' Share Option Scheme	172.7		146.0	
Interest paid	(96.6)		(85.2)	
Net borrowings raised	213.7		264.3	
Dividends paid to shareholders of Sime Darby Berhad	(477.0)		(445.6)	
Dividends paid to minority interests in subsidiary companies	(121.3)		(63.1)	
Net cash outflow from financing activities		(308.4)		(183.6)
(Decrease)/Increase in cash and cash equivalents		(402.7)		115.9
Cash and cash equivalents at beginning of the year		2,542.0		2,412.9
Foreign exchange differences		14.1		13.2
Cash and cash equivalents at end of the year		2,153.4		2,542.0

For the purpose of the cash flow statement, the cash and cash equivalents comprised the following :

	2005	2004
Bank balances, deposits and cash	2,181.5	2,574.1
Bank overdrafts - secured (Note B10)	(2.8)	–
- unsecured (Note B10)	(25.3)	(32.1)
	2,153.4	2,542.0

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2004.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2005
Amounts in RM million unless otherwise stated

A. EXPLANATORY NOTES AS PER MALAYSIAN FRS NO. 134 (MASB NO. 26)

A1. Basis of preparation

These interim financial statements are prepared in accordance with the Malaysian Financial Reporting Standards ("FRS") No. 134 (MASB No. 26) "Interim Financial Reporting" and paragraph 9.22 of Bursa Malaysia Securities Berhad's Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2004.

The accounting policies and presentation adopted for the interim financial statements are consistent with those adopted for the annual financial statements for the year ended 30th June 2004 except for the adoption of the following new FRS :

- FRS No. 120 (MASB No. 31) "Accounting for Government Grants and Disclosure of Government Assistance"
- FRS No. 201 (MASB No. 32) "Property Development Activities"

The adoption of FRS Nos. 120 and 201 has no material impact on the earnings and net tangible assets of the Group.

A2. Audit report

There were no audit qualifications on the annual financial statements for the year ended 30th June 2004.

A3. Seasonal or cyclical factors

The Group's results were not materially affected by any major seasonal or cyclical factors except as indicated in Notes B1 and B2.

A4. Unusual items

	Quarter ended 30th June		Year ended 30th June	
	2005	**2004**	**2005**	**2004**
Operating profit includes the following:				
Gain on disposal of investments	**29.8**	6.9	**86.3**	7.9
Gain/(loss) on disposal of subsidiary, associated company and jointly controlled entity	**2.6**	21.2	**(8.9)**	92.1
Surplus on disposal of properties	**9.8**	39.9	**10.6**	49.2
Provision for reorganisation expenses and severance cost	**–**	(0.5)	**–**	(0.3)
Impairment losses on investment in associated company	**(20.4)**	–	**(20.4)**	–
(Provision)/writeback for impairment of property, plant and equipment	**4.5**	(1.3)	**(19.8)**	(5.4)
Provision for claim in a subsidiary company	**–**	–	**–**	(20.0)
Provision for vehicles sales receivables in China	**–**	–	**(163.7)**	–
(Provision)/writeback of impairment losses on long term investment	**(8.5)**	1.8	**(8.5)**	1.8
Others	**0.8**	1.8	**2.4**	2.0
Sub-total	**18.6**	69.8	**(122.0)**	127.3
Provision for a jointly controlled entity foreseeable contract losses	**–**	(77.1)	**(55.0)**	(77.1)
	18.6	(7.3)	**(177.0)**	50.2

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2005
Amounts in RM million unless otherwise stated

A4. Unusual Items (cont'd)

Sime Darby Pilipinas Inc. and Sime Darby London Limited ("SDLL") had, on 28th February 2005 disposed of their equity interest of 51.38% and 48.62% respectively in Lec Refrigeration plc ("Lec") to Glen Dimplex plc for a cash consideration of £3.3 million or approximately RM24.0 million. The disposal does not include Lec Refrigeration (France) SA, a wholly-owned subsidiary of Lec, nor the land and buildings owned by Lec, which were transferred to SDLL. The disposal resulted in a loss on disposal for the year ended 30th June 2005 of RM97 million, included in gain/(loss) on disposal of subsidiary, associated company and jointly controlled entity in the above.

A5. Changes in estimates

There were no changes in the estimates of amounts reported in the prior interim periods of the current financial year or the previous financial years that have a material effect on the results for the current quarter under review, except as disclosed in Note A4.

A6. Debt and equity securities

During the year ended 30th June 2005, the following new ordinary shares of RM0.50 each were issued pursuant to the exercise of options under the Sime Darby Berhad Employees' Share Option Scheme:

Option Price RM	No of ordinary shares of RM0.50 each
4.90	22,356,000
5.08	7,164,000
5.09	968,000
5.47	3,997,000
5.28	8,000
	34,493,000

As at 30th June 2005, options over 65,709,000, unissued ordinary shares remained outstanding.

Other than the above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the quarter under review.

A7. Dividends paid

The final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt for the financial year ended 30th June 2004 was paid on 17th December 2004.

The interim dividend of 5.0 sen gross per share less Malaysian tax at 28% for the financial year ended 30th June 2005, which was declared on 28th February 2005, was paid on 20th May 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2005
Amounts in RM million unless otherwise stated

A8. Segmental reporting

Primary reporting format – Business segments	Year ended 30th June 2005		Year ended 30th June 2004	
	Revenue	Profit before taxation	Revenue	Profit before taxation
Plantations	1,592.3	274.6	1,577.0	369.4
Property	888.8	344.6	692.2	358.1
Heavy Equipment	4,751.1	461.9	3,435.9	246.6
Motor Vehicle	7,160.7	214.9	5,327.4	214.2
Energy	1,215.1	136.5	786.8	108.8
General Trading, Services and Others	3,037.7	(35.4)	3,084.2	64.3
	18,645.7	1,397.1	14,903.5	1,361.4
Unallocated corporate expenses		(25.4)		(23.1)
Investment and interest income		88.3		93.1
Finance costs		(95.2)		(87.8)
		1,364.8		1,343.6

A9. Property, plant and equipment

Valuation of property, plant and equipment has been brought forward without amendments from the annual financial statements for the financial year ended 30th June 2004.

A10. Capital commitments

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements was as follows:

	As at 30th June 2005	As at 30th June 2004
Contracted	132.1	156.3
Not contracted	380.1	110.8

A11. Significant post balance sheet events

On 9th August 2005, Sime Darby Berhad ("SDB") announced that its wholly-owned subsidiary, SD Holdings Berhad, has completed the disposal of 35,000 ordinary shares of RM10.00 each representing the entire equity share capital of Simex Chemical Sdn. Bhd. for a cash consideration of RM1.3 million.

On 19th August 2005, SDB announced that its wholly-owned subsidiary, Subang Jaya Medical Centre Sdn. Bhd. has completed the acquisition of 4,841,460 ordinary shares of RM1.00 each representing the entire equity share capital of Megah Medical Specialists Group Sdn. Bhd. for a cash consideration of RM10.7 million.

Other than the above, there was no item, transaction or event of a material or unusual nature during the period from the end of the quarter under review to 22nd August 2005.

Amounts in RM million unless otherwise stated

A12. Changes in the composition of the Group

The major changes in the composition of the Group during the period under review were as follows:

On 30th July 2004, SDB completed the acquisition of additional equity interest of 15% in Port Dickson Power Berhad and additional equity interest of 20% in JanaUrus PDP Sdn. Bhd., resulting in SDB holding 75% and 100% equity interest in Port Dickson Power Berhad and JanaUrus PDP Sdn. Bhd., respectively for a total cash consideration of RM105.5 million.

On 15th September 2004, SDB completed the acquisition of 29.9% equity interest in Jaya Holdings Limited through its wholly-owned subsidiary, Sime Darby Eastern Limited for a cash consideration of S$223.0 million.

On 6th December 2004, Sime Darby Motors Sdn. Bhd. (formerly known as Space Tracks Sdn. Bhd.) ("SDM") acquired the following :

(a) 51% of the issued and paid-up share capital and warrants of Hyundai-Sime Darby Berhad (formerly known as Hyundai-Berjaya Corporation Berhad) ("HSD") and its following subsidiary companies :
   (i) Sime Darby System Integrators Sdn. Bhd. (formerly known as Berjaya Systems Integrators Sdn. Bhd.)
   (ii) Hyundai-Sime Darby Motors Sdn. Bhd. (formerly known as Hyundai-Berjaya Sdn. Bhd.)

(b) 51% of the issued and paid-up share capital of Hyumal Motor Sdn. Bhd. and its following companies :
   (i) Hyumal Trading Sdn. Bhd. (subsidiary)
   (ii) Oriental-Hyundai Sdn. Bhd. (associated)

(c) 36% of the issued and paid-up share capital of Inokom Corporation Sdn. Bhd. ("Inokom").

During the half-year ended 31st December 2004, Sime Darby (Thailand) Limited disposed of its entire equity interest of 15.52% in AAPICO Hitech Public Company Limited for a cash consideration of THB1,058.0 million.

On 7th January 2005, Pesida Equipment Sdn. Bhd. completed the acquisition of 30% equity interest in Sime Darby Engineering Sdn. Bhd. (formerly known as Sime SembCorp Engineering Sdn. Bhd.) ("SDE") for a cash consideration of RM65.0 million.

Pursuant to the unconditional take-over by SDM under a Mandatory General Offer for the remaining HSD shares not already owned by SDM, SDM acquired additional 46.5% interest in the issued and paid-up share capital and 45% interest in the warrants of HSD during the period from 5th January 2005 to 1st April 2005. With the acquisition, SDM's equity interest in the issued and paid up share capital of HSD increased from 51% to 97.5%. The total consideration paid for the shares and warrants acquired was RM384.2 million. As at 30th June 2005, SDM holds 98.87% equity in HSD.

On 8th February 2005, SDM acquired additional 15,000,000 shares, representing 15% equity interest in Inokom, for a cash consideration of RM22.5 million resulting in SDM holding 51% equity interest in Inokom.

On 28th February 2005, Sime Darby Pilipinas Inc. and Sime Darby London Limited disposed of their entire equity interests of 51.38% and 48.62% respectively in Lec Refrigeration plc for a cash consideration of £3.3 million.

On 17th May 2005, Sime Malaysia Region Berhad, a wholly owned subsidiary of Sime Darby Berhad, completed the disposal of 3,000,001 ordinary shares of RM1.00 each, representing 50% equity interest plus one (1) share in Sime Integrated Logistics Sdn. Bhd. ("SIL") to Kontena Nasional Berhad for a cash consideration of RM3.9 million.

On 19th May 2005, Sime Darby Motor Group (HK) Limited disposed of its entire shareholding of 4,000,000 shares in the capital of DCS AsiaPac Limited to DCS Automotive (UK) Limited for a cash consideration of HKD 1.00.

On 15th June 2005, Sime Power Pte. Ltd. disposed of its entire 50% equity interest in Island Power Holdings Pte. Ltd., comprising 50 ordinary shares of S$1.00 each to IG Island Power BV for a cash consideration of S$50.00

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2005
Amounts in RM million unless otherwise stated

A13. Contingent liabilities – unsecured

	As at 22nd August 2005	As at 30th June 2004
Trade and performance guarantees	2,278.6	1,794.9
Claims pending against subsidiaries	82.8	20.6
	2,361.4	1,815.5

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2005
Amounts in RM million unless otherwise stated

B. EXPLANATORY NOTES PURSUANT TO APPENDIX 9B OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

B1. Review of results for the quarter and year ended 30th June 2005

	Quarter ended 30th June		Year ended 30th June	
	2005	**2004**	**2005**	**2004**
Profit before unusual items and interest				
Plantations	**60.6**	69.2	**278.7**	285.1
Property	**68.5**	120.8	**328.2**	358.1
Heavy Equipment	**120.2**	85.2	**457.7**	243.6
Motor Vehicle	**107.9**	38.2	**300.9**	204.0
Energy	**54.1**	42.2	**193.0**	185.9
General Trading, Services and Others	**(14.6)**	10.1	**17.6**	34.5
	396.7	365.7	**1,574.1**	1,311.2
Unusual items (Note A4)	**18.6**	(7.3)	**(177.0)**	50.2
Unallocated corporate expenses	**(8.8)**	(7.6)	**(25.4)**	(23.1)
Profit before interest	**406.5**	350.8	**1,371.7**	1,338.3

The lower crude palm oil price resulted in the Plantations Division reporting lower profits for the quarter and year ended 30th June 2005 despite higher production and palm kernel prices. The selling price of crude palm oil averaged RM1,398 (2004 : RM1,846) per tonne for the quarter and RM1,439 (2004 : RM1,661) for the year. Average selling price of palm kernel oil was RM1,070 (2004 : RM1,108) per tonne for the quarter and RM1,036 (2004 : RM842) for the year.

Property Division recorded lower profit for the year ended 30th June 2005, mainly due to additional infrastructure cost and provision for losses on low cost housing. The lower profit for the quarter under review was due to gain on sale of land of RM47.0 million recorded in the previous corresponding quarter.

Hastings Deering's impressive performance for the year was attributable to the ongoing strength in the heavy construction and mining sectors. The Heavy Equipment operations in Malaysia and Singapore also improved significantly due to strong deliveries to the logging sector.

The higher profit for quarter and year ended 30th June 2005 registered by the Motor Vehicle Division was due mainly to the profit contribution from the Hyundai motor operations in Malaysia and the truck sales and servicing businesses in New Zealand.

The higher contributions of the Energy Division for the quarter and year ended 30th June 2005 was due to the recently acquired associated company, Jaya Holdings Limited, with the power generation assets in Malaysia and Thailand providing a steady income stream.

The General Trading, Services and Others Division continued to operate under a challenging environment amidst escalating raw material prices and stiff competition.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2005
Amounts in RM million unless otherwise stated

B2. Material changes in the quarterly results as compared to the results of the preceding quarter

	Quarter ended 30th June 2005	%	Preceding quarter ended 31st March 2005	%
Profit before unusual items and interest				
Plantations	60.6	15.3	51.3	14.6
Property	68.5	17.3	54.3	15.4
Heavy Equipment	120.2	30.3	117.5	33.4
Motor Vehicle	107.9	27.2	79.3	22.5
Energy	54.1	13.6	42.0	11.9
General Trading, Services and Others	(14.6)	(3.7)	7.7	2.2
	396.7	100.0	352.1	100.0
Unusual items (Note A4)	18.6		43.8	
Unallocated corporate expenses	(8.8)		(6.3)	
Profit before interest	406.5		389.6	

The Plantations Division recorded increased profits due to higher production and more favourable palm products prices.

The continued good response to landed residential property launches coupled with favourable rental income resulted in the higher profitability of the Property Division.

The same factors set out in Note B1 contributed to changes in the results of the current quarter as compared to the preceding quarter for the Heavy Equipment, Energy and General Trading, Services and Others Divisions.

The current quarter results of the Motor Vehicle Division were an improvement over the preceding quarter with New Zealand, Singapore and Malaysia achieving better profits.

B3. Current year prospects

Given the measures taken to strengthen the Group's businesses and barring any unforeseen circumstances, the Board is cautiously optimistic that the results for the new financial year will show an improvement in the performance of the Group.

B4. Variance of actual profit from profit forecast or profit guarantee

Not applicable as there was no profit forecast or profit guarantee issued.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2005
Amounts in RM million unless otherwise stated

B5. Taxation

	Quarter ended 30th June		Year ended 30th June	
	2005	2004	2005	2004
In respect of the current period:				
- income tax	151.7	95.5	481.1	331.8
- deferred tax	(21.9)	(17.8)	(26.2)	(3.6)
	129.8	77.7	454.9	328.2
In respect of prior years:				
- income tax	(24.0)	(9.0)	(31.0)	(8.4)
	105.8	68.7	423.9	319.8
Share of taxation of associated companies	1.2	2.1	7.5	8.4
	107.0	70.8	431.4	328.2

The effective tax rate for the current quarter ended 30th June 2005 of 26.2% was lower than the statutory tax rate of 28% mainly due to tax over provided in prior years. The effective tax rate for the year ended 30th June 2005 of 31.6% was higher than the statutory tax rate of 28% mainly due to the effects of provisions made during the year.

B6. Profit/(loss) on sale of unquoted investments and properties

The profit arising from sale of unquoted investments for the quarter ended 30th June 2005 was RM1.5 million. Profit on disposal of properties is set out in Note A4.

B7. Quoted and marketable securities

Details of investments in quoted and marketable securities held by the Group were as follows:

Movements during:	Quarter ended 30th June 2005	Year ended 30th June 2005
- Total purchases	0.2	4.0
- Total disposals	45.1	704.9
- Total gain on disposal	28.3	84.8

Balances:	As at 30th June 2005
- Cost	39.9
- Carrying value	31.4
- Market value	36.4

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2005
Amounts in RM million unless otherwise stated

B8. Status of corporate proposals

On 29th March 2005, AmMerchant Bank Berhad announced on behalf of SDB, the proposed privatisation of Tractors Malaysia Holdings Berhad ("TMHB") through a Scheme of Arrangement ("SOA") between SDB, TMHB and the stockholders of TMHB other than SDB, pursuant to Section 176 of the Companies Act 1965. The proposed SOA entails SDB acquiring the remaining 28.26% equity interest in TMHB for a consideration of RM317 million or RM3.46 per ordinary stock of RM0.50 each in TMHB. The proposed SOA is subject to the approvals of inter alia the Securities Commission ("SC"), Foreign Investment Committee ("FIC"), Ministry of International Trade and Industry ("MITI"), Bursa Malaysia Securities Berhad, High Court of Malaya and the minority stockholders of TMHB.

The proposed SOA was approved by the SC which include the approval under the FIC's Guidelines on the Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests, pursuant to a letter dated 15th August 2005. The approval of MITI was obtained on 11th August 2005. In accordance with the order of the High Court of Malaya dated 18th August 2005, a meeting of the Minority Stockholders of TMHB will be held on 20th September 2005 for the purpose of considering and, if thought fit, approving the proposed SOA.

B9. Status of utilisation of proceeds raised from any corporate proposal

As at 22nd August 2005, the proceeds of the RM500 million Al Murabahah Medium Term Notes had been utilised to fund capital expenditure and investments of the Group.

B10. Group borrowings

	As at 30th June 2005
Loans and financing - Non-current	
Term loans - secured	132.6
- unsecured	1,221.4
Al Murabahah Medium Term Notes - unsecured	500.0
	1,854.0
Short term borrowings - Current	
Bank overdrafts - secured	2.8
- unsecured	25.3
Portion of term loans due within one year - secured	24.1
- unsecured	11.7
Other short term borrowings - secured	47.6
- unsecured	725.5
	837.0

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2005
Amounts in RM million unless otherwise stated

B10. Group borrowings (continued)

The Group borrowings analysed by currency are as follows:

	Loans and financing	Short term borrowings
Ringgit Malaysia	612.7	572.8
Singapore dollar	81.2	8.4
Australian dollar	232.0	81.7
Hong Kong dollar	–	23.5
Thai baht	67.0	15.7
Chinese renminbi	–	75.6
New Zealand dollar	3.8	58.8
Vietnamese dong	2.6	0.5
US dollar	854.7	–
	1,854.0	837.0

The secured term loans and short term borrowings are secured by property, plant and equipment, inventories and current assets of certain subsidiary companies.

The average effective interest rates applicable to short term borrowings and term loans outstanding at 30th June 2005 were 4.20% and 4.63% respectively per annum.

The RM500 million 7-year Al Murabahah Medium Term Notes, under the RM1,500 million Al Murabahah Commercial Paper and Medium Term Notes Programme, were issued at par with a profit rate of 4.38% per annum.

B11. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiary companies in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions. Under the Group accounting policies, transactions in foreign currencies which are hedged by forward foreign exchange contracts are booked in at their contracted rates.

As at 22nd August 2005, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM1,370.4 million and RM475.6 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement periods of these forward contracts range between 1 and 16 months.

Interest rate swaps

Interest rate swap contracts were entered into by subsidiary companies which entitled them to receive interest at floating rates on notional principal amounts and obliged them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts were exchanged at periodic intervals. Included in one of the swap contracts was a contract with interest rate cap and floor terms.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts of the Group at the balance sheet date, which are denominated in Ringgit Malaysia and US dollars were as follows:

Less than 1 year	RM30.0 million
Later than 1 year and not later than 5 years	RM943.2 million
Later than 5 years	RM14.0 million

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments.

The Group's accounting policies on off balance sheet financial instruments are set out in Note 35 of the annual financial statements for the year ended 30th June 2004.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2005
Amounts in RM million unless otherwise stated

B12. Material litigation

1. Berkeley Sdn. Bhd. ("BSB") commenced a legal suit against Consolidated Plantations Berhad ("CPB") alleging breach of a sale and purchase agreement on the basis that CPB had failed to deliver a subdivided title in respect of 85 acres of land (the "Property") purchased by BSB. The decree for specific performance of the agreement sought by BSB has since become a legal impossibility as the Property had been compulsorily acquired by the Selangor State Government. BSB also seeks damages for the loss of anticipated profits from the development of the land amounting to RM54,431,240.00 or alternatively RM34,152,136.00, being the respective amount of profits which BSB alleges it would have made had the subdivision been obtained by CPB during two windows of opportunity or periods in 1984 and 1990 respectively.

   BSB's claim for damages was dismissed with costs by the High Court on 9th March 2002 and BSB had appealed to the Court of Appeal on 27th March 2002. No date of hearing has been fixed by the Court of Appeal. CPB's solicitors are optimistic of sustaining the judgement on appeal.

2. Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against SDB for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. As the plaintiffs' shares in Sime Bank have since been acquired by RHB Bank Berhad, the plaintiffs have dropped their claim for the declaration of the said mandatory general offer to acquire the plaintiffs' shares and confined their claim to unspecified damages instead. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs have yet to be assessed, and the assessment proceedings are now fixed for mention before the Registrar on 1st December 2005.

   SDB filed notices of appeal against the decision of the High Court on 24th April 2003. These appeals came up for hearing on 28th July 2004 and the Court of Appeal directed the parties to put in written submissions. The Court of Appeal has now fixed the appeals for oral submissions on 7th and 8th September 2005. Meanwhile, two other former shareholders of Sime Bank have initiated actions of a similar nature against SDB.

3. Sime Bank had financed certain transactions of Teras Cemerlang Sdn. Bhd. ("TCSB"), which securities were pledged to Sime Bank. Sime Bank sued TCSB for failing to repay the facility granted to it and TCSB filed a counterclaim against Sime Bank, Sime Securities Sdn. Bhd. ("SS"), SDB and Shafiq Sit Abdullah ("SSA"), alleging that SDB as the ultimate owners of SS and the employer of SSA, are vicariously responsible for the transactions allegedly carried out by SSA in dealings between SS and TCSB.

   SDB filed an application to strike out TCSB's claim against it. On 9th October 2002, TCSB filed an application for stay of the striking out proceedings on the grounds that as TCSB was in Special Administration, then there ought to be a moratorium and the Court had granted a stay of these applications. SDB had filed an appeal to the Court of Appeal against this decision. No hearing date has been fixed by the Court of Appeal as yet. Meanwhile, the Court has now fixed the main action (i.e. Sime Bank claim and TCSB's counterclaim) for mention on 1st September 2005 to enable the provisional liquidator to consider whether to proceed with the matter.

   SDB's solicitors are of the opinion that the moratorium imposed by virtue of the Danaharta Act cannot possibly apply in relation to the application to strike out. SDB's solicitors are of the view that there is no reasonable cause of action against SDB.

4. Sime Winner Holdings Limited ("Sime Winner"), a subsidiary of Sime Darby China Limited, had initiated legal proceedings in Hong Kong against CM2 Limited ("CM2"), a company incorporated in Hong Kong, for an account and return of monies owing to it up to approximately HK$107 million arising from an agency arrangement under which CM2 was appointed by Sime Winner to, inter alia, issue invoices to certain purchasers, receive such monies from those purchasers, and to transmit such monies to Sime Winner.

   Sime Winner's solicitors are of the view that based on prima facie evidence, Sime Winner has a reasonably strong claim against CM2.

   On 4th May 2005, Sime Winner obtained an injunction against CM2 to, amongst other things, prevent CM2 from disposing its assets up to the amount of HK107 million. Both parties have filed interlocutory applications relating to inspection and filing of documents and the said applications are fixed for hearing on 24th October 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2005
Amounts in RM million unless otherwise stated

B12. Material litigation (continued)

5. Inokom Corporation Sdn. Bhd., a subsidiary of Sime Darby Motor Sdn. Bhd., and Quasar Carriage Sdn. Bhd., (collectively hereinafter known as the "Plaintiffs") are claiming against Renault SA for breach of contract, breach of fiduciary duties and/or fraudulent misrepresentation. The plaintiffs are also claiming against Renault SA, Tan Chong Motors Holdings Bhd ("TCMH") and TC Euro Cars Sdn. Bhd. ("TCEC") for conspiring to injure.

   Renault SA had filed an application for stay of proceedings pending arbitration. The application was dismissed and appeals to Court of Appeal had been filed. The Court of Appeal has granted a stay of proceedings pending the result of Renault SA's appeal against the dismissal of application for stay of proceedings pending arbitration.

   TCMH and TCEC had filed applications in the court to strikeout the Plaintiffs' suit and the applications were dismissed. Their appeals to the Court of Appeal against the decisions are currently pending.

   The Plaintiffs' solicitors are of the opinion that the Plaintiffs have good causes of action against Renault SA, TCMH and TCEC.

B13. Dividend

a) A final gross dividend of 16.0 sen per share less Malaysian tax at 28% and 5.0 sen tax exempt per share has been recommended and, subject to the approval of members at the forthcoming Annual General Meeting of the Company, will be paid on 16th December 2005. The final gross dividend declared for the previous year was 16.0 sen per share less Malaysian tax at 28% and 5.0 sen per share, tax exempt. The entitlement date for the dividend payment is 18th November 2005.

   A depositor shall qualify for entitlement to the dividend only in respect of:

   i) shares transferred into the depositor's securities account before 4.00 p.m. on 18th November 2005 in respect of transfers;

   ii) shares deposited into the depositor's securities account before 12.30 p.m. on 16th November 2005 in respect of shares which are exempted from mandatory deposit; and

   iii) shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

b) An interim gross dividend of 5.0 sen (2004 – 5.0 sen) per share less Malaysian tax at 28% was paid on 20th May 2005.

c) The total annual dividend is 21.0 sen per share less Malaysian tax at 28% and 5.0 sen per share tax exempt (2004 – 21.0 sen per share less Malaysian tax at 28% and 5.0 sen per share tax exempt).

d) The total annual dividend net of tax is RM480.9 million (2004 – RM475.5 million).

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2005
Amounts in RM million unless otherwise stated

B14. Earnings per share

	Quarter ended 30th June		Year ended 30th June	
	2005	**2004**	**2005**	**2004**
Basic earnings per share				
Net profit for the period (RM million)	**250.1**	271.8	**801.2**	918.7
Weighted average number of ordinary shares in issue (million)	**2,389.2**	2,353.6	**2,374.6**	2,334.2
Basic earnings per share (sen)	**10.5**	11.5	**33.7**	39.4
Diluted earnings per share				
Net profit for the period (RM million)	**250.1**	271.8	**801.2**	918.7
Weighted average number of ordinary shares in issue (million)	**2,389.2**	2,353.6	**2,374.6**	2,334.2
Adjustment for share options (million)	**6.9**	6.2	**6.9**	6.2
Weighted average number of ordinary shares used in the calculation of diluted earnings per share (million)	**2,396.1**	2,359.8	**2,381.5**	2,340.4
Diluted earnings per share (sen)	**10.4**	11.5	**33.6**	39.3

Kuala Lumpur
29th August 2005

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by S DARBY on 29/08/2005 05:23:59 PM
Reference No SD-050822-56566

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Entitlement date :18/11/2005

* Entitlement time :04:00:00 PM

* Entitlement subject :Final Dividend

* Entitlement description

Final gross dividend of 16.0 sen per share less Malaysian tax at 28% and 5.0 sen per share tax exempt

Period of interest payment : to

Financial Year End :30/06/2005

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Epsilon Registration Services Sdn. Bhd.
312, 3rd Floor, Block C, Kelana Square
17 Jalan SS 7/26
47301 Petaling Jaya
Selangor Darul Ehsan
Tel : 03-78062116

Payment date :16/12/2005

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :18/11/2005

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :16/11/2005

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator : ○ Ratio ● RM ○ Percentage

* Entitlement in RM (RM) :0.21

Remarks

Form Version 2.0
General Announcement
Submitted by S DARBY on 29/08/2005 05:25:12 PM
Reference No SD-050822-55844

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
I. Proposed Renewal of Authorisation to Purchase Own Shares
II. Proposed Shareholders' Mandate for Recurrent Related Party Transactions

* Contents :-

INTRODUCTION

Sime Darby Berhad ("Sime Darby" or "the Company") wishes to announce that the Company proposes to seek the approval of its shareholders for the proposed renewal of the authorisation to purchase its own shares and a mandate to enter into recurrent related party transactions of a revenue or trading nature (collectively known as "the Proposals") at the forthcoming Thirty-Seventh Annual General Meeting ("AGM") of the Company scheduled to be held on 25th October 2005.

PROPOSED RENEWAL OF AUTHORISATION TO PURCHASE OWN SHARES

The shareholders of Sime Darby had, at the AGM held on 4th November 2004, approved the renewal of the authorisation for the Company to buy back up to 10% of the issued share capital of the Company. The said authorisation will expire at the conclusion of the forthcoming AGM of the Company and Sime Darby proposes to seek a renewal of the authorisation at the said AGM.

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS

At the AGM held on 4th November 2004, the shareholders of Sime Darby had also granted a mandate for Sime Darby and/or its subsidiary companies to enter into recurrent related party transactions of a revenue or trading nature which are necessary for the day-to-day operations of the Group, provided such transactions are made at arm's length, on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company. The said mandate also will expire at the conclusion of the forthcoming AGM of the Company.

Pursuant to Paragraph 10.09 of Bursa Malaysia Securities Berhad ("BMSB")'s Listing Requirements and Practice Note No. 12/2001, Sime Darby proposes to seek a new shareholders' mandate to allow the Company and/or its subsidiary companies to enter into recurrent related party transactions at the forthcoming AGM of the Company.

CIRCULAR TO SHAREHOLDERS

A circular containing details of the Proposals will be dispatched to the shareholders of Sime Darby in due course.

This announcement is dated 29th August 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 29/08/2005 05:25:54 PM
Reference No SD-050819-2F42E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 1,791,200 shares and Disposal of 1,015,700 shares)

Amanah SSCM Asset Management Bhd.
(Disposal of 461,600 shares)

AmInvestment Management Sdn. Bhd.
(Acquisition of 500,000 shares)

Nomura Asset Management Sdn. Bhd.
(Acquisition of 177,900 shares)

Nomura Asset Management (Singapore) Ltd.
(Acquisition of 72,100 shares)

RHB Asset Management Sdn. Bhd.
(Acquisition of 642,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 22/07/2005	* 60,000	

Acquired	27/07/2005	1,791,200
Acquired	27/07/2005	142,000
Disposed	04/08/2005	598,400
Disposed	05/08/2005	461,600
Acquired	04/08/2005	500,000
Disposed	08/08/2005	357,300
Acquired	08/08/2005	177,900
Acquired	10/08/2005	72,100
Acquired	10/08/2005	265,100
Acquired	11/08/2005	234,900

* Circumstances by reason of which change has occurred : Purchase and sale of shares by the EPF Board
* Nature of interest : Direct

Direct (units) : 347,503,105

Direct (%) : 14.52

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Total no of securities after change : 347,503,105

* Date of notice : 11/08/2005

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 28th July, 3rd August, 11th August, 15th August and 17th August 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 02/08/2005 05:41:25 PM
Reference No SD-050729-1DFD4

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 1,872,500 shares)

Commerce Asset Fund Managers Sdn. Bhd.
(Acquisition of 1,658,400 shares)

RHB Asset Management Sdn. Bhd.
(Acquisition of 1,200 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/07/2005	* 500,000	
Acquired	12/07/2005	623,400	
Acquired	13/07/2005	300,000	
Acquired	13/07/2005	303,400	
Acquired	14/07/2005	820,000	
Acquired	14/07/2005	173,200	
Acquired	15/07/2005	92,300	
Acquired	18/07/2005	106,600	

Acquired	19/07/2005	44,300
Acquired	20/07/2005	9,300
Acquired	20/07/2005	558,400
Acquired	08/06/2005	1,200

* Circumstances by reason of which change has occurred : Purchase of shares by the EPF Board
* Nature of interest : Direct

Direct (units) : 345,797,205

Direct (%) : 14.46

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Total no of securities after change : 345,797,205

* Date of notice : 20/07/2005

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 18th July, 20th July, 22nd July and 27th July 2005.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 29/08/2005 05:28:13 PM
Reference No SD-050819-2FDF1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 02/08/2005	* 30,000,000	

* Circumstances by reason of which change has occurred : Purchase of shares by the Company

* Nature of interest	:	Direct
Direct (units)	:	905,545,732
Direct (%)	:	37.85
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	905,545,732
* Date of notice	:	09/08/2005

Remarks :
The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 2nd August 2005.